UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Computer Vision Systems Laboratories, Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

205550205

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205550205

1	Name of Reporting Persons Heidi Rochon Hafer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 34,750,000 (1)

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 34,750,000 (1)

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,750,000 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.1%

12	Type of Reporting Person IN

(1)  The reported shares (the “Reported Shares”) are held by The Heidi Rochon Hafer 2010 Dynasty Trust (the “Trust”).  Heidi Rochon Hafer (“Hafer”) is the sole trustee and the sole beneficiary of the Trust and, as such, may be deemed the beneficial owner of the Reported Shares.  The Trust received the Reported Shares as gifts from John P. Rochon, the Chief Executive Officer, President and a director of Computer Vision Systems Laboratories, Corp. (the “Company”), and his spouse (collectively, the “Donors”).  In connection with the receipt of the Reported Shares, Hafer, in her capacity as the sole trustee of the Trust, executed a Covenant Regarding Transfer Restrictions, pursuant to which, among other things, she agreed not to sell, trade or otherwise transfer all or any of the Reported Shares until such time as (a) certain material, nonpublic information possessed by the Donors has been publicly disclosed or is no longer applicable to the Company and (b) the Donors, if they had retained the Reported Shares, would not be subject to any prohibition against the sale, trading or other similar transfer of all or any of such under the federal securities laws or insider-trading policies of the Company.

CUSIP No. 205550205

Item 1.
	Item 1(a)		Name of Issuer: Computer Vision Systems Laboratories, Corp. (the “Company”)
	Item 1(b)		Address of Issuer’s Principal Executive Offices: 2400 North Dallas Parkway, Suite 230 Plano, Texas 75093

Item 2.
	Item 2(a)		Name of Persons Filing: Heidi Rochon Hafer (“Hafer”)
	Item 2(b)		Address or Principal Business Office or, if none, Residence: 2400 North Dallas Parkway, Suite 230 Plano, Texas 75093
	Item 2(c)		Citizenship: Hafer is a citizen of the United States of America.
	Item 2(d)		Title of Class of Securities: Common Stock, $0.0001 par value (“Common Stock”)
	Item 2(e)		CUSIP No.: 205550205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 205550205

Item 4.	Ownership.

	Item 4(a)	Amount beneficially owned: 34,750,000 (the “Reported Shares”)

The Reported Shares are held by The Heidi Rochon Hafer 2010 Dynasty Trust (the “Trust”).  Hafer is the sole trustee and the sole beneficiary of the Trust and, as such, may be deemed the beneficial owner of the Reported Shares.  The Trust received the Reported Shares as gifts from John P. Rochon, the Chief Executive Officer, President and a director of the Company, and his spouse (collectively, the “Donors”).  In connection with the receipt of the Reported Shares, Hafer, in her capacity as the sole trustee of the Trust, executed a Covenant Regarding Transfer Restrictions, pursuant to which, among other things, she agreed not to sell, trade or otherwise transfer all or any of the Reported Shares until such time as (a) certain material, nonpublic information possessed by the Donors has been publicly disclosed or is no longer applicable to the Company and (b) the Donors, if they had retained the Reported Shares, would not be subject to any prohibition against the sale, trading or other similar transfer of all or any of such under the federal securities laws or insider-trading policies of the Company.

	Item 4(b)	Percent of class: 7.1%

The calculation of the percentage of Hafer’s beneficial ownership of Common Stock is based upon 487,712,326 shares of Common Stock being issued and outstanding, as disclosed by the Company in its Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on December 28, 2012.

	Item 4(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 34,750,000
		(ii)	Shared power to vote or to direct the vote: -0-
		(iii)	Sole power to dispose or to direct the disposition of: 34,750,000
		(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable.

CUSIP No. 205550205

Item 10.	Certifications.
Item 10(a) Item 10(b) Item 10(c)

Not applicable.

Not applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2013	/s/ Heidi Rochon Hafer
Heidi Rochon Hafer, in her capacity as the sole trustee of The Heidi Rochon Hafer 2010 Dynasty Trust